Exhibit 99.1

Common Stock

Name	Trade Date	Buy/Sell	No. of Shares	Per Share Cost	Trade Amount

Pershing Square International, Ltd.	November 26, 2007	Buy	605	$12.13	$7,341

Pershing Square, L.P.	November 26, 2007	Buy	472,272	$12.13	$5,730,360
Pershing Square, L.P.	November 27, 2007	Buy	41,670	$12.06	$502,519

Pershing Square II, L.P.	November 26, 2007	Buy	7,123	$12.13	$86,428
Pershing Square II, L.P.	November 27, 2007	Buy	630	$12.06	$7,597

Swaps

Name	Buy/Sell	Security	Trade Date	Expiration Date	Quantity	Unit Cost

Pershing Square International, Ltd.	Buy	Cash-settled total return swap	12/31/2007	2/4/2009	312,5000	$10.74
Pershing Square International, Ltd.	Buy	Cash-settled total return swap	1/02/2008	2/4/2009	116,800	$10.55
Pershing Square International, Ltd.	Buy	Cash-settled total return swap	1/08/2008	8/5/2009	1,770,100	$9.72

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